PARTNERS

JOHN ADEBIYI •

CHRISTOPHER W. BETTS

EDWARD H.P. LAM •*

G.S. PAUL MITCHARD QC •

CLIVE W. ROUGH •

JONATHAN B. STONE *

ALEC P. TRACY *

• (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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April 30, 2015

Confidential

Christian Windsor, Special Counsel

Alexandra M. Ledbetter, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Jupai Holdings Limited (CIK No. 0001616291)

Confidential Submission of the Revised Draft Registration Statement on Form F-1

Dear Mr. Windsor and Ms. Ledbetter:

On behalf of our client, Jupai Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we acknowledge receipt of the comments contained in the letter dated April 28, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The Company intends to respond to the Staff’s comments promptly in the near future.

Concurrently with the submission of this letter, the Company is confidentially submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”).  The sole purpose of the Revised Draft Registration Statement is to confirm the Company’s decision to use the ticker symbol “JP” upon listing on the New York Stock Exchange.  The New York Stock Exchange informed the Company that its reservation of this ticker symbol would expire on May 2, 2015 unless the Company has submitted a registration statement to the Commission indicating the proposed use of the symbol before then. The Company would like to retain the “JP” ticker symbol reservation and therefore is making this submission to meet the request of the New York Stock Exchange.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Enclosures

cc:                                Jianda Ni, Co-Chairman of the Board of Directors and Chief Executive Officer, Jupai Holdings Limited

Tianxiang Hu, Co-Chairman and Executive Chairman of the Board of Directors, Jupai Holdings Limited

Min Liu, Chief Financial Officer, Jupai Holdings Limited
Min Hu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Roberts, Partner, O’Melveny & Myers LLP

Ke Geng, Partner, O’Melveny & Myers LLP